SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of May 2002

ELSCINT LIMITED

(Translation of Registrant's Name into English)
13 Mozes Street, Tel Aviv 67442, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☑ Form 20-F ☐ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes ☑ No

The Registrant hereby notifies the Securities and Exchange Commission that the record date for the Special General Meeting of the Registrant's shareholders, scheduled to be held on May 14, 2002 (the "Meeting"), is April 11, 2002, and not April 10, 2002, as has been inadvertently set forth in the proxy statement sent to the Registrant's shareholders in connection with the Meeting.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELSCINT LIMITED
(Registrant)

By: ______________
Name: Marc Lavine
Title: Corporate Secretary

Dated: May 2, 2002.